[Kilroy Realty Corporation Letterhead]

September 28, 2010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jennifer Gowetski, Esq.

Re:	Kilroy Realty, L.P.

Kilroy Realty Corporation

Registration Statement on Form S-4 (File No. 333-169117)

Supplemental Representations and Warranties

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement (the “Registration Statement”) filed by Kilroy Realty, L.P., a limited partnership organized under the laws of the State of Delaware (the “Operating Partnership”) and Kilroy Realty Corporation, a Maryland corporation (collectively, with the Operating Partnership, the “Company”) relating to a proposed offer (the “Exchange Offer”) to exchange up to $250,000,000 aggregate principal amount of the Operating Partnership’s 6.625% Senior Notes due 2020 (the “Exchange Notes”) for any and all of its outstanding $250,000,000 aggregate principal amount of its 6.625% Senior Notes due 2020 (the “Private Notes”) and the guarantees thereof by Kilroy Realty Corporation, the Company hereby represents and warrants to the Staff of the Securities and Exchange Commission as follows:

1. The Company is registering the Exchange Notes through the Registration Statement on Form S-4 in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corporation (dated April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling (dated July 2, 1993) (the “Shearman & Sterling Letter”) and other interpretive letters to similar effect.

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. With respect to any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer, neither the Company nor any of its affiliates has entered into any arrangement or understanding with any such broker-dealer to distribute the Exchange Notes.

Securities and Exchange Commission

September 28, 2010

3. The Company will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement (the “Prospectus”) or otherwise) that (a) any broker-dealer who holds the Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer (i) may be a statutory underwriter and (ii) must deliver a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), which may be the Prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of the Exchange Notes held by the broker-dealer), and that, by delivering such a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and (b) if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. The Company will also make each exchange offeree, in order to participate in the Exchange Offer, execute a Letter of Transmittal or similar documentation that will include (a) a representation that by tendering the Private Notes in the Exchange Offer, such person will be deemed to represent that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (b) if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Private Notes pursuant to the Exchange Offer. The Letter of Transmittal or similar documentation will also contain a statement to the effect that, by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5. The Company will commence the Exchange Offer for the Private Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

(Signature Page Follows)

Securities and Exchange Commission

September 28, 2010

Very truly yours,

KILROY REALTY, L.P., a Delaware limited partnership

By:	KILROY REALTY CORPORATION
its general partner

By:	/s/ Heidi R. Roth
Heidi R. Roth
Senior Vice President and Controller

KILROY REALTY CORPORATION, a Maryland corporation

By:	/s/ Heidi R. Roth
Heidi R. Roth
Senior Vice President and Controller